UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Velocity Express Corporation

(Name of Issuer)

Common Stock, $.004 par value

(Title of Class of Securities)

92257T  20  2

(CUSIP Number)

William S. Lapp
Lapp, Libra, Thomson, Stoebner & Pusch
One Financial Plaza, Suite 2500
120 South Sixth Street
Minneapolis, MN  55402
Tel:  612-343-4965
Fax:  612-338-6651

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257T 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Lapp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Minnesota, Country of United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,546,628

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,546,628

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) Title of Class of Securities: Common stock, $.004 par value
(b) Name of Issuer: Velocity Express Corporation (the “Company”)
(c) Address of Issuer’s Principal Executive Offices: 7803 Glenroy Road, Suite 200, Bloomington, MN 55439.

Item 2.	Identity and Background
(a) Name of Person Filing: William S. Lapp
(b) Residence or Business Address: One Financial Plaza, Suite 2500, 120 South Sixth Street, Minneapolis, MN 55402.
(c) Principal Occupation or Employment: Attorney
(d) Conviction in a criminal proceeding during the last five years: None
(e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None
(f) Citizenship: State of Minnesota, Country of United States

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Lapp paid $225,000 of personal funds on March 30, 2004 for the purchase of 150,000 shares of Series J Convertible Preferred Stock.  Issuance of the shares is subject to approval by the Issuer’s shareholders of an amendment to authorize the issuance of the Series J Convertible Preferred Stock and to increase the number of shares of common stock outstanding.  Issuance of the Series I Convertible Preferred Stock owned by Mr. Lapp is also subject to shareholder approval.  The funds used by Mr. Lapp included funds obtained from margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction
Mr. Lapp has acquired the securities, as described in this Schedule 13D for personal investment purposes using personal funds.

Mr. Lapp may, from time to time, (1) acquire additional shares of common stock or other securities of the Company (subject to availability at prices deemed favorable by Mr. Lapp) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of common stock or preferred stock convertible into common stock or any other securities beneficially owned by Mr. Lapp in the open market, in privately negotiated transactions or otherwise.

Mr. Lapp does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	Number and Percentage of Class beneficially owned as of March 30, 2004:

Holder	Type of Security	Number of Shares	As Converted into Common Stock
William S. Lapp	Common Stock	10,000	10,000

William S. Lapp	Series I Convertible Preferred Stock (1)	3,570	155,494

Marshall & Iisley Trust Company N.A., as Trustee of the Lapp Libra Thomson, Stobner & Pusch Chartered Money Purchase Pension Plan	Series I Convertible Preferred Stock (1)	20,229	881,134

William S. Lapp	Series J Convertible Preferred Stock (1)	150,000	1,500,000
Total			2,546,628

(1) Issuance and conversion of both the Series I and J Convertible Preferred Stock is subject to shareholder approval.  Assuming shareholder approval, Mr. Lapp will be the beneficial owner of 2,546,628 shares of the Company’s common stock representing 22.6% of the 8,696,339 shares of common stock of the Company outstanding based upon 7,606,330 shares reported outstanding on Velocity Express Corporation’s 10-Q for the quarter ended December 27, 2003, filed with the SEC on February 10, 2004.

(b)	Voting and Dispositive Power:

Mr. Lapp has sole voting and dispositive power over all the securities listed above, subject to the fact that all shares of Series I Convertible Preferred Stock and Series J Convertible Preferred Stock are subject to shareholders approval.

(c)	Transactions within 60 days:

On March 30, 2004, Mr. Lapp purchased, in a private placement from the Company, 150,000 shares of Series J Convertible Preferred Stock for aggregate consideration of $225,000, subject to shareholder approval.  Pursuant to the antidilution provisions of the Series I Convertible Preferred Stock, this issuance had the effect of increasing the number of shares of common stock into which the Series I Convertible Stock will be convertible upon shareholder approval.

On February 13, 2004, the Company issued common stock warrants to certain investors unaffiliated with Mr. Lapp.  Pursuant to the antidilution provisions of the Series I Convertible Preferred Stock, this issuance had the effect of increasing the number of shares of common stock into which the Series I Convertible Stock will be convertible upon shareholder approval.

(d)	Right to Direct the Receipt of Dividends: Not applicable.
(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 8, 2004
Date
/s/ William S. Lapp
Signature
William S. Lapp
Name/Title